Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279438

SUPPLEMENT

dated 9 August 2024 (this “Supplement”), to the prospectus, dated 20 June 2024, published in relation to the offering of shares of common stock to be issued by John Bean Technologies Corporation (“JBT”) (such shares, the “JBT Offer Shares”) to the shareholders of Marel hf. (“Marel”) and the admission to listing and trading on the main market of Nasdaq Iceland hf. (“Nasdaq Iceland”) of the JBT Offer Shares (the “Prospectus”):

JOHN BEAN TECHNOLOGIES CORPORATION

and

JOHN BEAN TECHNOLOGIES EUROPE B.V.

JBT is a corporation incorporated under the laws of Delaware, with its registered address at 70 West Madison Street, Suite 4400, Chicago, Illinois 60602, United States, registered under the LEI 5493007CT6ATBZ2L6826.

John Bean Technologies Europe B.V., a subsidiary of JBT, is a private limited liability company (NL. besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, with its registered office at Deccaweg 32, 1042 AD Amsterdam, the Netherlands, and registered with the Dutch Trade Register under no. 63675013 (the “Offeror”).

This Supplement constitutes a supplement to the Prospectus for the purposes of Article 23 of Regulation (EU) no. 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market and repealing Directive 2003/71/EC (as amended, the “Prospectus Regulation”), and is published in relation to the offering of the JBT Offer Shares to Marel shareholders and the admission to listing and trading on the main market of Nasdaq Iceland. This Supplement shall be read and construed in conjunction with the Prospectus and the publication of this Supplement forms an integral part of the Prospectus.

Terms defined in the Prospectus shall, unless the context otherwise requires or expressly otherwise defined in this Supplement, have the same meaning when used in this Supplement. This Supplement has been approved by the Icelandic FSA as the competent authority under the Prospectus Regulation. The Icelandic FSA only approved this Supplement as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of JBT or the Offeror and investors should make their own assessment as to the suitability of investing in the JBT Offer Shares.

JBT and the Offeror are responsible for the content of this Supplement. JBT and the Offeror have taken all reasonable care to ensure that the information contained in this Supplement is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import and accept responsibility accordingly.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statements incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference into the Prospectus, the statements referred to in (a) above shall prevail.

Purpose

JBT and the Offeror have prepared this Supplement for the purpose of (a) incorporating into the Prospectus by reference condensed consolidated financial statements for JBT as of 30 June 2024 and for the three and six-month periods ended 30 June 2024 and 30 June 2023 and the related notes thereto, (b) incorporating into the Prospectus by reference condensed consolidated financial statements for Marel as of 30 June 2024 and for the six-month periods ended 30 June 2024 and 30 June 2023 and the related notes thereto as well as (c) providing updated pro forma condensed combined financial information for the year ended 31 December 2024, as of 30 June 2024 and for the six-month period ended 30 June 2024, the related notes thereto and the accompanying independent practitioner’s assurance report on the compilation of pro forma financial information included in the Prospectus.

Page numbers mentioned herein are references to the Prospectus.

•	Prospectus Summary – Section B. Key information on the companies (pages 2-7)

The first paragraph in the sub-section entitled “What is the key financial information regarding the issuer?” shall be amended and restated in its entirety to read as follows:

“The key financial information shown below has been derived from (i) JBT’s consolidated financial statements as of and for the years ended 31 December 2023, 2022 and 2021, and the related notes thereto audited by PricewaterhouseCoopers LLP, independent registered public accounting firm to JBT, which are incorporated by reference to JBT’s Current Report on Form 8-K, filed on 18 June 2024, (ii) Marel’s consolidated financial statements and notes as of and for each of the years ended 31 December 2023, 2022 and 2021, which were prepared by Marel in accordance with IFRS, (iii) the unaudited pro forma condensed combined financial information for the combined company as of and for the financial year ended 31 December 2023, which were prepared in accordance with the Prospectus Regulation to give an inherently illustrative estimated and hypothetical presentation of the combined company’s assets, liabilities, financial position and results of operations, (iv) JBT’s condensed consolidated financial statements as of 30 June 2024 and for the three and six month periods ended 30 June 2024 and 30 June 2023 and the related notes thereto, which are incorporated by reference to JBT’s Quarterly Report on Form 10-Q for the quarterly period ended 30 June 2024 (the “JBT Q2 2024 10-Q”) and (v) Marel’s condensed consolidated interim financial statements as of and for the six month period ended 30 June 2024 with comparative figures as of and for the six-month period ended 30 June 2023, which were prepared by Marel in accordance with IFRS.”

Key financial information for JBT in respect of the three-month periods ended 31 March 2024 and 31 March 2023, as set out in the sub-section entitled “What is the key financial information regarding the issuer?”, shall be deleted and replaced with the following:

	Six Months Ended 30 June
(In USD millions)	2024	2023
Revenue	794.6	816.2
Gross profit	283.5	280.1
Operating income	55.9	72.7
Income from continuing operations before income taxes	58.3	58.7
Income from continuing operations	53.4	45.5
Net income	53.5	59.9

Adjusted EBITDA from continuing operations	121.1	125.8

	As of 30 June
(In USD millions)	2024	2023
Total assets	2,690.1	2,710.4
Total stockholders’ equity	1,518.8	1,488.9

	Six Months Ended 30 June
(In USD millions)	2024	2023
Cash provided by continuing operating activities	32.0	62.6
Cash required by continuing investing activities	(22.7)	(34.9)
Cash required by continuing financing activities	(16.4)	(40.8)
Effect of foreign exchange rate changes on cash and cash equivalents	(1.8)	(0.6)

Net decrease in cash from continuing operations	(7.1)	(13.1)

Key financial information for Marel in respect of the three month periods ended 31 March 2024 and 31 March 2023, as set out in the sub-section entitled “What is the key financial information regarding the issuer?”, shall be deleted and replaced with the following:

	Six months ended 30 June
(In EUR million)	2024	2023
Revenues	827.8	869.8
Gross profit	301.1	295.1
Result from operations	35.4	40.2
Result before income tax	1.2	15.2
Net result	(1.1)	12.2

	Six months ended 30 June
(In EUR million)	2024	2023
Net cash from operating activities	(19.8)	21.7
Net cash provided by / (used in) investing activities	(20.8)	(62.6)
Net cash provided by / (used in) financing activities	1.3	19.2
Net increase (decrease) in net cash	(39.3)	(21.7)
Exchange (loss) / gain on net cash	(0.9)	(3.5)
Net cash at end of the period	29.7	50.5

(In EUR million)	30 June 2024	30 June 2023
Total assets	2,540.7	2,599.8
Total shareholders’ equity	1,045.0	1,041.6

Unaudited pro forma financial information in respect of the three month period ended 31 March 2024, as set out in the sub-section entitled “What is the key financial information regarding the issuer?”, shall be deleted and replaced with the following:

Unaudited pro forma financial information for the six months ended 30 June 2024:

(In USD millions, except per share data)	Historical JBT	Historical Marel (IFRS) Adjusted For Reclassifications	IFRS to GAAP Adjustments	Transaction Accounting Adjustments	Transaction Financing Adjustments	Pro Forma Combined
Revenue	794.6	895.1	—	—	—	1,689.7
Operating income	55.9	38.3	(0.8)	(29.9)	—	63.5
Net income (loss) from continuing operations	53.4	(1.2)	—	(1.6)	(47.9)	2.7
Basic earnings per share from continuing operations	1.67	0.00	—	—	—	0.05
Diluted earnings per share from continuing operations	1.66	0.00	—	—	—	0.05

(In USD millions)	Historical JBT	Historical Marel (IFRS) Adjusted For Reclassifications	IFRS to GAAP Adjustments	Transaction Accounting Adjustments	Transaction Financing Adjustments	Pro Forma Combined
Total assets	2,690.1	2,721.4	(109.3)	437.2	1,606.4	7,345.8
Total stockholders’ equity	1,518.8	1,119.3	(82.0)	870.3	—	3,426.4

•	Section 5.1 – Presentation of financial Information. Introduction (pages 65-66)

The below text shall be added to the table following the fifth paragraph in the section:

Financial information about:	Financial information (included elsewhere in this Prospectus or incorporated by reference)
JBT	Condensed Consolidated Financial Statements as of 30 June 2024 and for the three and six month periods ended 30 June 2024 and 30 June 2023 and the related notes thereto, which are incorporated by reference to the JBT Q2 2024 10-Q.

Marel	Condensed Consolidated Interim Financial Statements as of 30 June 2024 and for the six month periods ended 30 June 2024 and 30 June 2023 and the related notes thereto.

The last row of the table following the fifth paragraph shall be deleted and replaced with the following (changes are highlighted in bold):

Unaudited pro forma condensed combined financial information for the combined company	Unaudited pro forma condensed combined financial information for the year ended 31 December 2023, as of 30 June 2024 and for the six month period ended 30 June 2024 and the related notes thereto.

•	Section 5.2 – Presentation of financial information for JBT (page 66)

The second paragraph shall be amended and restated in its entirety to read as follows:

“This Prospectus also incorporates by reference JBT’s condensed consolidated financial statements (i) as of 31 March 2024 and for the quarterly periods ended 31 March 2024 and 2023 and the related notes thereto and (ii) as of 30 June 2024 and for the three and six month periods ended 30 June 2024 and 2023 and the related notes thereto, as prepared by JBT in accordance with GAAP, which are incorporated by reference to the JBT Q1 2024 10-Q and the JBT Q2 2024 10-Q, respectively (the “JBT Unaudited Condensed Consolidated Financial Statements”). The JBT Unaudited Condensed Consolidated Financial Statements are incorporated into this Prospectus by reference, see section 35 “Information incorporated by reference”. The JBT Unaudited Condensed Consolidated Financial Statements are unaudited.”

•	Section 5.3 – Presentation of financial information for Marel (page 66)

The second paragraph shall be amended and restated in its entirety to read as follows:

“This Prospectus also incorporates by reference Marel’s condensed consolidated interim financial statements (i) as of 31 March 2024 and for the three-month periods ended 31 March 2024 and 2023 and the related notes thereto and (ii) as of 30 June 2024 and for the six-month periods ended 30 June 2024 and 2023 and the related notes thereto, as prepared by Marel in accordance with IFRS (the “Marel Unaudited Condensed Consolidated Interim Financial Statements”). The Marel Unaudited Condensed Consolidated Financial Statements are incorporated into this Prospectus by reference, see section 35 “Information incorporated by reference”. The Marel Unaudited Condensed Consolidated Financial Statements are unaudited.”

•	Section 17 – Unaudited Pro Forma Condensed Combined Financial Information (pages 250-272)

This section shall be amended and restated in its entirety to read as follows:

17. UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

17.1 Introduction

On 4 April 2024, JBT entered into the Transaction Agreement pursuant to which, among other things, the parties have agreed to bring about a business combination of JBT, Marel and their respective subsidiaries by way of the Offeror making a voluntary public takeover offer to Marel Shareholders to acquire all of the issued and outstanding Marel Shares, not including any treasury shares held by Marel. Please see section 6 “The Transaction” and section 7 “The Transaction Agreement” in this Prospectus for a description of the Transaction and the Transaction Agreement.

This unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effect of the Transaction and the Transaction Financing (as defined below). Such information is based on the following historical consolidated financial statements of JBT and Marel, as adjusted to give effect to the Transaction and the Transaction Financing:

•

the separate audited consolidated financial statements of JBT as of and for the fiscal year ended 31 December 2023, and the related notes, included in the JBT 2023 10-K, incorporated by reference into this Prospectus;

•

the separate unaudited condensed consolidated interim financial statements of JBT as of and for the six months ended 30 June 2024, and the related notes, included in the JBT Q2 2024 10-Q, incorporated by reference into this Prospectus;

•	the separate audited consolidated financial statements of Marel as of and for the fiscal year ended 31 December 2023, and the related notes, incorporated by reference into this Prospectus; and

•

the separate unaudited condensed consolidated interim financial statements of Marel as of and for the six months ended 30 June 2024, and the related notes, incorporated by reference into this Prospectus.

For more information regarding such historical consolidated financial statements and related notes that are incorporated by reference in this Prospectus, see the section titled “Information Incorporated by Reference”.

The unaudited pro forma condensed combined balance sheet as of 30 June 2024 gives effect to the Transaction as if it had occurred or become effective on 30 June 2024. The unaudited pro forma condensed combined statements of income for the six months ended 30 June 2024 and the fiscal year ended 31 December 2023 give effect to the Transaction and the Transaction Financing as if it had occurred or become effective on 1 January 2023.

The unaudited pro forma condensed combined financial information has been prepared in accordance with the requirements set out in Annex 20 of the Commission Delegated Regulation (EU) 2019/80 and should be read together with the accompanying notes. Such notes describe the assumptions and estimates related to the adjustments to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information should be read in conjunction with the separate respective audited consolidated financial statements of JBT and Marel, included or incorporated by reference in this Prospectus.

17.2 Description of the Transaction

On 24 June 2024, the Offeror launched a voluntary public takeover offer to Marel Shareholders to acquire all of the issued and outstanding Marel Shares, not including any treasury shares held by Marel. The Offer is conditioned upon, among other things, the Minimum Acceptance Condition. If, immediately following the Offer Closing Time, the Offeror owns at least 90% of the issued and outstanding Marel Shares, to the extent permitted by applicable law, within three months of the Offer Closing Time, the Offeror (or a permitted assignee of the Offeror) will launch the Squeeze-Out for, at the election of the Marel Shareholders and subject to proration provisions, as applicable, described in this Prospectus, either JBT Offer Shares, cash or a mix of JBT Offer Shares and cash (or, for those Marel Shareholders who do not make an election, a mix of JBT Offer Shares and cash in the same proportion as the average mix of the Offer). The Squeeze-Out would eliminate any minority shareholder interests in Marel remaining after the Offer Closing Time. If, immediately following the Offer Closing Time, the Offeror owns less than 90% of the issued and outstanding Marel Shares, then the Offeror may initiate the Merger. The unaudited pro forma condensed combined financial information assumes that all of the issued and outstanding Marel Shares (not including any treasury shares held by Marel) are validly tendered and accepted in the Offer and no Squeeze-Out or Merger is conducted.

In the Offer, Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares. Elections will be subject to a proration process, as applicable, as described in this Prospectus, such that the Marel Shareholders immediately prior to the closing of the Offer will receive an aggregate of approximately EUR 950 million in cash and approximately a 38% interest in the combined company. The estimated purchase price reflected in the unaudited pro forma condensed combined financial information assumes that all of the issued and outstanding Marel Shares (not including any treasury shares held by Marel) are validly tendered and accepted in the Offer.

In connection with the Transaction, JBT anticipates that the Marel Shares will be delisted from Nasdaq Iceland and Euronext Amsterdam. The JBT Shares will remain listed on the NYSE upon completion of the Transaction under the symbol “JBT,” and JBT intends to submit the Secondary Listing Application to list the JBT Offer Shares on Nasdaq Iceland under a ticker symbol to be determined prior to the closing of the Offer.

At the Offer Closing Time, each Marel Stock Option that was granted prior to the date of the Transaction Agreement and remains outstanding as of immediately prior to the Offer Closing Time with an exercise price per share less than the Marel Closing Price, whether vested or unvested, will automatically be cancelled and converted into the right to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product of (i) the number of Marel Shares subject to such Marel Stock Option as of immediately prior to the Offer Closing Time and (ii) the excess, if any, of the Marel Closing Price over the exercise price per share of such Marel Stock Option. Each Marel Stock Option with an exercise price per share equal to or greater than the Marel Closing Price will be cancelled without any cash payment being made in respect thereof.

Any Marel Interim Period Award will not vest by virtue of the occurrence of the Offer Closing Time. At the Offer Closing Time, each Marel Interim Period Award will cease to represent an award with respect to Marel Shares and be automatically converted into an award with respect to JBT Shares of comparable value and in such form as determined by JBT in good faith consultation with Marel. Immediately following the Offer Closing Time, each such converted award will continue to be governed by the same terms and conditions regarding vesting and forfeiture as were applicable to the corresponding Marel Interim Period Award immediately prior to the Offer Closing Time. As of the date of this Prospectus, no Marel Interim Period Awards have been granted.

In connection with the Transaction, on 4 April 2024, JBT entered into the Bridge Credit Agreement. If drawn, loans under the Bridge Credit Agreement accrue interest at the EURIBOR plus 2.25% per annum, increasing by

0.50% per annum at the end of the first 90 day period after the initial borrowing date and by an additional 0.50% per annum at the end of each 90 day period thereafter until the maturity date of the Bridge Credit Agreement. Any such drawn amounts and the amount of the undrawn and available commitments are also subject to a duration fee that accrues daily at a rate of 0.75% for the period of time from 90 days after the initial borrowing date until the 180th day after the initial borrowing date, 1.00% for the period of time from 180 days after the initial borrowing date until the 270th day after the initial borrowing date and 1.25% for the period of time from 270 days after the initial borrowing date until the maturity date of the Bridge Credit Agreement. JBT may voluntarily prepay the Bridge Credit Agreement, if drawn, at any time without premium or penalty.

On 17 May 2024, JBT entered into the Second Amendment which, among other things, amends certain of the negative and financial covenants in the Credit Agreement and expressly permits the Transaction. See section 6.15 “Description of Financing” for additional information regarding the anticipated financings of the Transaction.

JBT plans to fund the cash portion of the Transaction through a combination of (i) cash on hand (ii) availability under the JBT Revolving Credit Facility and Bridge Credit Agreement, (iii) new debt financing or (iv) any combination of the foregoing. JBT intends to borrow up to approximately $1.7 billion that, together with cash on hand, will be used to (a) pay the cash consideration in the Offer, (b) repay certain existing indebtedness of Marel and (c) pay transaction costs (collectively, the “Transaction Financing”). The timing and form of borrowings is currently unknown but may include a draw down on the Existing JBT Revolving Credit Facility, the incurrence of indebtedness through the issuance of secured and/or unsecured financing, and/or a short-term bridge loan facility. Since terms of the Transaction Financing are currently unavailable, the unaudited pro forma condensed combined financial information is prepared using the terms of the Bridge Credit Agreement, as further discussed in Note 6.

These assumptions and expectations are subject to change, and the debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing and inputs to interest rate determination on debt instruments issued. See section 6.15 “Description of Financing” for additional information.

17.3 Accounting for the Transaction

The unaudited pro forma condensed combined financial information has been prepared by JBT using the acquisition method of accounting, with JBT as the acquirer for accounting purposes. For purposes of the unaudited pro forma condensed combined financial information, the applicable historical financial statements of Marel have been reclassified to align to the financial statement presentation of JBT, translated into U.S. dollars, and preliminarily adjusted for differences between IFRS and JBT’s GAAP accounting policies for material accounting policy differences identified to date. Further, the unaudited pro forma condensed combined financial information includes transaction accounting adjustments which are necessary to account for the Transaction in accordance with GAAP and adjustments to reflect the Transaction Financing. The unaudited pro forma adjustments are based upon certain assumptions that JBT’s management believes are reasonable and currently available information.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of results that would have occurred had the Transaction been completed as of the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to be indicative of the future financial position or operating results of the combined operations and does not reflect the costs of any integration activities nor any benefits that may result from realization of future cost savings from operating efficiencies or revenue or other synergies expected to result from the Transaction.

The valuations of the assets acquired and liabilities assumed are preliminary and have not been finalized. JBT intends to finalize valuations and other studies upon completion of the Transaction and will finalize the purchase price allocation as soon as practicable within the measurement period, but in no event later than one year following the closing date of the Transaction. The assets and liabilities of Marel have been measured based on various preliminary estimates using assumptions that JBT management believes are reasonable and based on currently available information. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final purchase accounting will occur, and the final purchase accounting could be materially different from the preliminary estimates used to prepare the accompanying unaudited pro forma condensed combined financial information and could have a material impact on the combined company’s future results of operations and financial position.

JOHN BEAN TECHNOLOGIES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of 30 June 2024

(In millions)	Historical JBT	Historical Marel (IFRS) Adjusted for Reclassifications	IFRS to GAAP Adjustments		Transaction Accounting Adjustments		Transaction Financing Adjustments		Pro Forma Combined
Assets:		Note 2	Note 3		Note 5		Note 6
Current Assets:
Cash and cash equivalents	$474.3	$31.8			$(2,032.6	) 5(a)	$1,626.5 6	(a)	$100.0
Trade receivables, net of allowances	228.4	224.0			—				452.4
Contract assets	83.1	40.1			—				123.2
Inventories	258.7	365.3			35.0 5	(b)			659.0
Other current assets	80.9	104.0	7.7 3	(c)	—				192.6

Total current assets.	1,125.4	765.2	7.7		(1,997.6)		1,626.5		1,527.2
Property, plant and equipment, net	242.0	363.1			159.9 5	(c)			765.0
Goodwill	774.3	925.0			403.1 5	(e)			2,102.4
Intangible assets, net	364.7	549.9	(109.3	) 3(a)	1,709.4 5	(d)			2,514.7
Other assets	183.7	118.2	(7.7	) 3(c)	(24.8	) 5(f)	(5.9	) 6(b)	263.5

Total assets	$2,690.1	$2,721.4	$(109.3)		$250.0		$1,620.6		$7,172.8

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable, trade and other	135.6	149.7			—				285.3
Advance and progress payments	150.1	240.8			—				390.9
Accrued payroll	41.0	99.5			—				140.5
Other current liabilities	116.2	75.8			3.3 5	(g)	(5.9	) 6(b)	189.4

Total current liabilities	442.9	565.8	—		3.3		(5.9)		1,006.1
Long-term debt	647.6	903.7			(903.7	) 5(h)	1,626.5 6	(a)	2,274.1
Accrued pension and other postretirement benefits, less current portion	22.0	—			—				22.0
Other liabilities	58.8	132.6	(27.3	) 3(a)	475.8 5	(i)			639.9
Stockholders’ Equity:
Common stock and additional paid-in capital	226.0	476.1			1,309.9 5	(j)			2,012.0
Retained earnings	1,510.6	680.7	(82.0	) 3(a)	(672.8	) 5(j)			1,436.5
Accumulated other comprehensive loss	(217.8)	(37.5)			37.5 5	(j)			(217.8)

Total stockholders’ equity	1,518.8	1,119.3	(82.0)		674.6		—		3,230.7

Total Liabilities and Stockholders’ Equity	$2,690.1	$2,721.4	$(109.3)		$250.0		$1,620.6		$7,172.8

JOHN BEAN TECHNOLOGIES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Six months ended 30 June 2024

(In millions, except per share data)	Historical JBT	Historical Marel (IFRS) Adjusted For Reclassifications	IFRS to GAAP Adjustments		Transaction Accounting Adjustments		Transaction Financing Adjustments		Pro Forma Combined
		Note 2	Note 3		Note 5		Note 6
Revenue	$794.6	$895.1							$1,689.7
Operating expenses:
Cost of products	511.1	568.6	— 3	(b)	8.4 5	(k)			1,088.1
Selling, general and administrative expense	226.3	281.6	0.8 3	(a)(b)	22.3 5	(l)			531.0
Restructuring expense	1.3	6.6							7.9

Operating income	55.9	38.3	(0.8)		(30.7)		—		62.7
Pension expense, other than service cost	2.0	—							2.0
Interest expense, net	(4.4)	36.8	(0.8	) 3(b)	(27.7	) 5(m)	63.0 6	(c)	66.9

Income (loss) from continuing operations before income taxes	58.3	1.5	—		(3.0)		(63.0)		(6.2)
Income tax provision	4.8	2.5	— 5	(n)	(0.8	) 5(n)	(15.8	) 6(d)	(9.3)
Equity in net earnings of unconsolidated affiliate	(0.1)	(0.2)							(0.3)

Net income (loss) from continuing operations	$53.4	$(1.2)	$—		$(2.2)		$(47.2)		$2.8

Basic earnings per share from continuing operations	$1.67	$0.00							$0.05
Diluted earnings per share from continuing operations	$1.66	$0.00							$0.05
Shares used in computing basic earnings per share	32.0	754.0							52.0
Shares used in computing diluted earnings per share	32.2	754.0							52.1

JOHN BEAN TECHNOLOGIES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended 31 December 2023

(In millions, except per share data)	Historical JBT	Historical Marel (IFRS) Adjusted For Reclassifications	IFRS to GAAP Adjustments		Transaction Accounting Adjustments		Transaction Financing Adjustments		Pro Forma Combined
		Note 2	Note 3		Note 5		Note 6
Revenue	$1,664.4	$1,879.1							$3,543.5
Operating expenses:
Cost of products	1,078.7	1,225.9	0.1 3	(b)	52.4 5	(k)			2,357.1
Selling, general and administrative expense	409.6	541.6	12.4 3	(a)(b)	115.7 5	(l)			1,079.3
Restructuring expense	11.4	9.4							20.8

Operating income	164.7	102.2	(12.5)		(168.1)		—		86.3
Pension expense, other than service cost	0.7	—							0.7
Interest expense, net	10.9	62.3	(1.5	) 3(b)	(51.7	) 5(m)	184.1 6	(c)	204.1

Income (loss) from continuing operations before income taxes	153.1	39.9	(11.0)		(116.4)		(184.1)		(118.5)
Income tax provision	23.5	5.6	(2.8	) 5(n)	(20.2	) 5(n)	(46.0	) 6(d)	(39.9)
Equity in net earnings of unconsolidated affiliate	(0.3)	(0.5)							(0.8)

Net income (loss) from continuing operations	$129.3	$33.8	$(8.2)		$(96.2)		$(138.1)		$(79.4)

Basic earnings per share from continuing operations	$4.04	$0.04							$(1.53)
Diluted earnings per share from continuing operations	$4.02	$0.04							$(1.53)
Shares used in computing basic earnings per share	32.0	753.5							51.9
Shares used in computing diluted earnings per share	32.1	754.0							51.9

Note 1. Basis of Presentation

The unaudited pro forma condensed combined financial information and accompanying notes are prepared in accordance with the requirements set out in Annex 20 of the Commission Delegated Regulation (EU) 2019/80. The unaudited pro forma condensed combined balance sheet as of 30 June 2024 gives effect to the Transaction and the Transaction Financing as if they had been consummated on 30 June 2024. The unaudited pro forma condensed combined statements of income give effect to the Transaction and the Transaction Financing as if they had been consummated on 1 January 2023, the first day of JBT’s fiscal year.

The historical audited financial statements of JBT are prepared in accordance with GAAP and are reported in U.S. dollars. The historical audited financial statements of Marel are prepared in accordance with IFRS as issued by the IASB and are reported in Euro. For purposes of the unaudited pro forma condensed combined financial information, Marel’s historical unaudited consolidated statement of financial position as of 30 June 2024 was translated using the spot rate on 30 June 2024 (1.0711 $/€). Marel’s historical unaudited consolidated statement of income for the six months ended 30 June 2024 was translated using the average exchange rate for the six months ended 30 June 2024 (1.0813 $/€). Marel’s historical consolidated statement of income for the year ended 31 December 2023 was translated using the average exchange rate for the year ended 31 December 2023 (1.0916 $/€).

For purposes of the unaudited pro forma condensed combined financial information, the historical financial information of Marel has been reclassified to conform to JBT’s financial statement presentation, converted from IFRS to GAAP, and compiled in a manner consistent with the accounting policies adopted by JBT as set forth in its audited historical financial statements. These adjustments are described further in the following notes. JBT is currently in the process of evaluating Marel’s accounting policies and converting Marel’s financials to GAAP, which will be finalized upon completion of the Transaction, or as more information becomes available. As a result of that review, additional differences could be identified between the accounting policies of the two companies.

The Transaction will be accounted for under the acquisition method of accounting in accordance with ASC 805. JBT has been deemed the acquirer for accounting purposes and has therefore estimated the fair value of Marel’s assets acquired and liabilities assumed using the fair value concepts defined in ASC 820, Fair Value Measurement. In identifying JBT as the acquiring entity, management reviewed the proposed composition of the combined company’s board of directors, a majority of whom will be existing directors of JBT, the entity issuing the shares and cash to be used as Transaction consideration, the designation of JBT’s President and Chief Executive Officer as the Chief Executive Officer of the combined company, as well as the fact that JBT’s existing shareholders will own the majority of the combined company after completion of the Transaction.

Under ASC 805, all assets acquired and liabilities assumed in a business combination are recognized and measured at their assumed acquisition date fair value, while transaction costs associated with the business combination are expensed as incurred. The excess of the Transaction consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The allocation of the aggregate Transaction consideration depends upon certain estimates and assumptions, all of which are preliminary. The allocation of the aggregate Transaction consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed in the Transaction could differ materially from the preliminary allocation of aggregate Transaction consideration. The final valuation will be based on the actual net tangible and intangible assets of Marel existing at the acquisition date.

The unaudited pro forma condensed combined financial information does not reflect any expected cost savings, operating synergies or revenue enhancements that the combined entity may achieve as a result of the Transaction or any acquisition and integration costs that may be incurred. Management is not aware of any material transactions between JBT and Marel during the periods presented. Accordingly, adjustments to eliminate transactions between JBT and Marel have not been reflected in the unaudited pro forma condensed combined financial information.

Note 2. Reclassifications

Marel’s historical balances were derived from Marel’s historical financial statements described above and are presented under IFRS and converted from Euro to U.S. dollars based on the historical exchange rates presented above in Note 1.

During the preparation of the unaudited pro forma condensed combined financial information, JBT performed a preliminary review of Marel’s financial information to identify differences in financial statement presentation as compared to the presentation of JBT. Based on the information currently available, certain reclassifications have been made to Marel’s historical financial statements to conform to JBT’s presentation. Upon consummation of the Transaction, further review of Marel’s financial statements may result in additional reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

Refer to the table below for a preliminary reconciliation of the historical financial information of Marel to JBT’s presentation:

Balance Sheet Information as of 30 June 2024
Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification		Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Assets						Assets
Property, plant and equipment.	€339.0	$363.1			$363.1	Property, plant and equipment, net
Right of use assets	37.2	39.8			39.8	Other assets
Goodwill	863.6	925.0			925.0	Goodwill
Intangible assets	534.9	573.0	(23.1	)(a)	549.9	Intangible assets, net
			23.1	(a)	23.1	Other assets
Investments in associates	3.6	3.9			3.9	Other assets
Other non-current financial assets.	3.7	4.0			4.0	Other assets
Derivative financial instruments	1.6	1.7			1.7	Other assets
Deferred income tax assets	42.7	45.7			45.7	Other assets

Non-current assets	1,826.3	1,956.2	—		1,956.2
Inventories	341.0	365.3			365.3	Inventories
Contract assets	35.2	37.7	2.4	(b)	40.1	Contract assets
Trade receivables	209.1	224.0			224.0	Trade receivables, net of allowances
Derivative financial instruments	2.1	2.2			2.2	Other current assets
Current income tax receivables	8.3	8.9			8.9	Other current assets
Other receivables and prepayments	89.0	95.3	(2.4	)(b)	92.9	Other current assets
Cash and cash equivalents	29.7	31.8			31.8	Cash and cash equivalents

Current assets	714.4	765.2			765.2	Current Assets

Total assets	€2,540.7	$2,721.4	$—		$2,721.4	Total Assets

Balance Sheet Information as of 30 June 2024
Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification		Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Equity and liabilities						Liabilities and Stockholders’ Equity
Share capital	€6.7	$7.2			$7.2	Common stock and additional paid-in capital
Share premium reserve	437.8	468.9			468.9	Common stock and additional paid-in capital
Other reserves	(35.0)	(37.5)			(37.5)	Accumulated other comprehensive loss
Retained earnings	635.5	680.7			680.7	Retained earnings

Total shareholders’ equity	1,045.0	1,119.3	—		1,119.3	Total stockholders’ equity

Liabilities
Borrowings	843.7	903.7			903.7	Long-term debt
Lease liabilities	29.1	31.2			31.2	Other liabilities
Deferred income tax liabilities	86.1	92.2			92.2	Other liabilities
Provisions	5.6	6.0			6.0	Other liabilities
Other payables	2.7	2.9			2.9	Other liabilities
Derivative financial instruments	0.3	0.3			0.3	Other liabilities

Non-current liabilities	967.5	1,036.3	—		1,036.3
Contract liabilities	216.6	232.0			232.0	Advance and progress payments
Trade and other payables	288.8	309.3	(159.6	)(c)	149.7	Accounts payable, trade and other
			8.8	(c)	8.8	Advance and progress payments
			99.5	(c)	99.5	Accrued payroll
			51.3	(c)	51.3	Other current liabilities
Derivative financial instruments	1.1	1.2			1.2	Other current liabilities
Current income tax liabilities	—	—			—	Other current liabilities
Lease liabilities	11.0	11.8			11.8	Other current liabilities
Provisions	10.7	11.5			11.5	Other current liabilities
Current liabilities	528.2	565.8	—		565.8	Total current liabilities

Total liabilities	1,495.7	1,602.1	—		1,602.1

Total equity and liabilities	€2,540.7	$2,721.4	$—		$2,721.4	Total Liabilities and Stockholders’ Equity

(a)	Reclassification of historical Marel capitalized software costs that are presented within Other assets by JBT.
(b)	Reclassification of historical Marel unbilled revenue that is presented within Contract assets by JBT.
(c)	Reclassification of historical Marel trade and other payables to align with JBT’s chart of accounts.

Statement of Income Information for the six months ended 30 June 2024
Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification		Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Revenues	€827.8	$895.1			$895.1	Revenue
Cost of sales	(526.7)	(569.5)	0.9	(a)	(568.6)	Cost of products

Gross profit	301.1	325.6	0.9		326.5
Selling and marketing expense	(129.7)	(140.2)	0.9	(a)	(139.3)	Selling, general and administrative expense
General and administrative expense	(74.7)	(80.8)	2.4	(a)	(78.4)	Selling, general and administrative expense
Research and development expenses	(61.3)	(66.3)	2.4	(a)	(63.9)	Selling, general and administrative expense
			(6.6	)(a)	(6.6)	Restructuring expense

Result from operations	35.4	38.3	—		38.3	Operating Income
Finance costs	(35.2)	(38.1)			(38.1)	Interest expense, net
Finance income	1.2	1.3			1.3	Interest expense, net

Net finance costs	(34.0)	(36.8)	—		(36.8)
Share of result of associates	(0.2)	(0.2)			(0.2)	Equity in net earnings of unconsolidated affiliate

Result before income tax	1.2	1.3	—		1.3	Income from continuing operations before income taxes
Income tax	(2.3)	(2.5)			(2.5)	Income tax provision

Net result	€(1.1)	$(1.2)	$—		$(1.2)	Net income from continuing operations

(a)	Reclassification of Marel restructuring costs to restructuring expense as presented by JBT.

Statement of Income Information for the year ended 31 December 2023
Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification		Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Revenues	€1,721.4	$1,879.1			$1,879.1	Revenue
Cost of sales	(1,125.0)	(1,228.1)	2.2	(a)	(1,225.9)	Cost of products

Gross profit	596.4	651.0	2.2		653.2
Selling and marketing expense.	(249.1)	(271.9)	2.6	(a)	(269.3)	Selling, general and administrative expense
General and administrative expense	(134.4)	(146.7)	2.0	(a)	(144.7)	Selling, general and administrative expense
Research and development expenses	(119.3)	(130.2)	2.6	(a)	(127.6)	Selling, general and administrative expense
			(9.4	)(a)	(9.4)	Restructuring expense

Result from operations	93.6	102.2	—		102.2	Operating Income
Finance costs	(57.4)	(62.7)			(62.7)	Interest expense, net
Finance income	0.4	0.4			0.4	Interest expense, net

Net finance costs	(57.0)	(62.3)	—		(62.3)
Share of result of associates	(0.5)	(0.5)			(0.5)	Equity in net earnings of unconsolidated affiliate

Result before income tax	36.1	39.4	—		39.4	Income from continuing operations before income taxes
Income tax	(5.1)	(5.6)			(5.6)	Income tax provision

Net result	€31.0	$33.8	$—		$33.8	Net income from continuing operations

(a)	Reclassification of Marel restructuring costs to restructuring expense as presented by JBT.

Note 3. IFRS to GAAP and Policy Adjustments

The historical consolidated financial information of Marel has been converted from IFRS to GAAP, applying JBT’s GAAP accounting policies.

Based on a preliminary review performed by JBT of Marel’s financial information, the following adjustments have been made to reflect Marel’s historical consolidated statement of financial position and consolidated income statement on a GAAP basis for the purposes of the unaudited pro forma condensed combined financial information. At this time, JBT is not aware of any accounting policy differences that would have a material impact on the pro forma condensed combined financial information that are not reflected in the pro forma adjustments. Following the transaction, JBT will finalize the review of accounting policies and IFRS to GAAP adjustments, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

a.

Product development expenditures. Marel incurs expenses as part of development projects relating to the design and testing of new and or improved products which are capitalized as intangible assets under IFRS. Under GAAP, these costs are expensed as incurred, unless recognized in a business combination, as described in Note 4. The resulting adjustments therefore expense such costs as selling, general, and administrative expense, and reverse historical amortization of previously capitalized development costs as follows:

(in millions)	As of 30 June 2024	For the six months ended 30 June 2024	For the year ended 31 December 2023
Condensed Balance Sheet
Decrease to Intangible assets, net.	$(109.3)
Decrease to Other liabilities	$(27.3)
Decrease to Retained earnings	$(82.0)
Condensed Statement of Income
(Decrease) increase to Selling, general and administrative expense		$0.8	$12.1

b.

Leases. Under IFRS, lessees have only one lease classification, which is similar to the finance lease classification under GAAP. Based on a preliminary review of the nature of Marel’s lease arrangements, substantially all of Marel’s leases are expected to be classified as operating leases under GAAP. As a result, adjustments have been made to replace the historical amortization of right-of-use assets and interest expense recognized by Marel under IFRS with straight-line lease expense. The following adjustments have been made for Marel’s operating leases under GAAP:

(in millions)	For the six months ended 30 June 2024	For the year ended 31 December 2023
Condensed Statement of Income
Decrease to Interest expense, net	$(0.8)	$(1.5)
Increase to Cost of sales	$—	$0.1
Increase to Selling, general and administrative expense	$—	$0.3

c.

Taxes on Intra-Entity Transfers of Inventory. Under GAAP, the tax effect of intra-entity transfers of inventory are deferred until the related inventory is sold or disposed of, and no deferred taxes are recognized for the difference between the carrying value of the inventory in the consolidated financial statements and the tax basis of the inventory in the buyer’s tax jurisdiction. In addition, the tax paid or payable from the intra-entity transfer is deferred upon consolidation and is not included in tax expense until the inventory is sold to an unrelated third party. Under IFRS, there is no exception for recognizing such tax consequences of intra-entity transfers of inventory. The following adjustments have been made to Marel’s tax balances under GAAP:

(in millions)	As of 30 June 2024
Condensed Balance Sheet
Increase to prepaid tax assets (other current assets)	$7.7
Decrease to deferred tax assets (other assets)	$(7.7)

Note 4. Preliminary Purchase Price Allocation

The total preliminary Transaction consideration has been allocated to Marel’s assets and liabilities based upon management’s preliminary estimate of their fair values as if the Transaction had been consummated on 30 June 2024. For purposes of the unaudited pro forma condensed combined financial information only, the valuation of the Transaction consideration uses JBT’s closing share price as of 6 August 2024, of $89.54 per share. The value of the JBT Offer Shares portion of the Transaction consideration will ultimately be based on JBT’s share price as of the closing date of the Offer and could materially change from the price reflected in the unaudited pro forma condensed combined financial information. A change of 10% in the price of JBT Offer Shares would increase or decrease the total Transaction consideration by approximately $178.6 million, which would be reflected in the unaudited pro forma condensed combined financial information as an increase or decrease to goodwill, as summarized in the table below.

Change in share price (in millions, except share price)	JBT Share Price ($)	Estimated Purchase Consideration	Estimated Goodwill
As presented	89.54	$3,749.2	$1,328.1
10% increase	98.49	$3,927.8	$1,506.7
10% decrease	80.59	$3,570.7	$1,149.6

In the Offer, Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares. Elections will be subject to a proration process, as applicable, as described in this Prospectus, such that the Marel Shareholders immediately prior to the closing of the Offer will receive an aggregate of approximately EUR 950 million in cash and approximately a 38% interest in the combined company. The estimated purchase price reflected in the unaudited pro forma condensed combined financial information assumes that all of the issued and outstanding Marel Shares (not including any treasury shares held by Marel) are validly tendered and accepted in the Offer.

As discussed under section 6.17 “Post-Offer Reorganization Transactions Regarding Marel”, it is possible that Marel Shareholders who do not tender their Marel Shares in the Offer may receive a different form and amount of consideration and may receive consideration on different dates.

The following table summarizes the components of the preliminary estimated Transaction Consideration:

(In millions, except per share data)
Number of Marel Shares outstanding (1)	754.0
Share exchange ratio	0.0407
Equity consideration ratio	65.0%

JBT Offer Shares issued	19.9
JBT Share price (2)	$89.54

Estimated value of JBT Offer Shares issued to Marel Shareholders	$1,785.9
Cash consideration ratio	35.0%
Euro per share	€3.60
Estimated cash consideration to Marel Shareholders (3)	$1,038.6
Estimated settlement of Marel debt (4)	$924.7
Estimated fair value of Marel stock options attributable to pre-combination vesting (5)	—

Total preliminary estimated Purchase Consideration	$3,749.2

(1)	Assumes all issued and outstanding Marel Shares (other than treasury shares held by Marel) are validly tendered and accepted in the Offer.
(2)	Represents JBT’s closing share price as of 6 August 2024, $89.54 per share.
(3)	Estimated cash consideration paid to Marel Shareholders is determined using the Euro to USD exchange rate as of 6 August 2024, 1.0933 $/€.
(4)	Represents gross settlement of Marel’s existing long-term debt that is not expected to be assumed by JBT using the EUR to USD exchange rate as of 6 August 2024, 1.0933 $/€. See Note 6.

(5)

Represents the current expected settlement outcome for the Marel Stock Options. Each Marel Stock Option that was granted prior to the date of the Transaction Agreement and remains outstanding as of immediately prior to the Offer Closing Time, whether vested or unvested, may be eligible for cash consideration if the exercise price per share of the Marel Stock Option is less than the Marel Closing Price. Based on the current share price of Marel, all Marel Stock Options are out of the money as the exercise price exceeds the current Marel share price. Accordingly, all Marel Stock Options are being assumed to be cancelled for no consideration in this unaudited pro forma condensed combined financial information.

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by JBT in the Transaction, reconciled to the estimated Transaction consideration:

(In millions)	Preliminary estimate of fair value	Total
Estimated Purchase Consideration		$3,749.2
Marel net assets acquired:
Assets:
Financial assets (1)	495.0
Inventories	400.3
Property, plant and equipment	523.0
Intangible assets	2,150.0

Total assets acquired	3,568.3
Liabilities assumed:
Financial liabilities (excluding deferred income tax liabilities) (1)	606.2
Deferred income tax liabilities	541.0

Total liabilities assumed	1,147.2

Total Marel net assets acquired		2,421.1

Goodwill		$1,328.1

(1)	Neither Financial assets nor Financial liabilities have been adjusted for an estimated $25.0 million of transaction costs expected to be incurred by Marel through the closing date of the Transaction.

The fair value of assets and liabilities of Marel above have been measured based on various preliminary estimates using assumptions that JBT management believes are reasonable and are based on currently available information. For the preliminary estimate of fair values of assets acquired and liabilities assumed of Marel, JBT used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. Income-based, market-based, and/or cost-based valuation approaches using preliminary information were compared against benchmarking information to conclude upon a preliminary estimate of fair values. The preliminary allocation of the purchase price to the acquired assets and assumed liabilities was based upon this preliminary estimate of fair values. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. The final determination of the purchase price allocation, upon the consummation of the Transaction, will be based on Marel’s assets acquired and liabilities assumed as of that date and will depend on a number of factors that cannot be predicted with certainty at this time.

JBT expects to use widely accepted income-based, market-based and/or cost-based valuation approaches upon finalization of purchase accounting for the Transaction. Differences between these preliminary estimates and the final purchase accounting will occur, and the final purchase accounting could be materially different from the preliminary estimates used to prepare the unaudited pro forma condensed combined financial information and could have a material impact on the combined company’s future results of operations and financial position.

Note 5. Transaction Accounting Adjustments

The determination of transaction-related adjustments presented herein are preliminary and based in part on JBT management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed. The adjustments have been prepared to illustrate the estimated effect of the Transaction. Amounts recognized following the consummation of the Transaction may differ significantly based upon finalization of the fair values of assets acquired and useful lives thereon for the purpose of periodic depreciation, amortization and other expenses recognized in those subsequent periods.

Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Cash and cash equivalents

The change in cash and cash equivalents was determined as follows:

(in millions)	Amount
Estimated cash consideration to Marel shareholders	$(1,038.6)
Estimated settlement of Marel debt(1)	(924.7)
Estimated transaction costs(2)	(70.7)
Estimated settlement of Marel interest rate swaps(3)	1.4

Pro forma adjustment	$(2,032.6)

(1)	Represents gross settlement of Marel’s existing long-term debt that is not expected to be assumed by JBT using the EUR to USD exchange rate as of 6 August 2024, 1.0933 $/€. See Note 5(h).
(2)

Estimated transaction costs consist of bank fees, financial advisory fees, and other professional fees of JBT of $70.7 million expected to be incurred and paid through the closing date of the Transaction. See Notes 5(j) and 5(k). No adjustment has been reflected in this unaudited pro forma combined financial information for an estimated $25.0 million of transaction costs that Marel expects to incur through the closing of the Transaction.

(3)

Represents the net cash settlement of Marel’s existing interest rate swaps that are contractually required to be terminated upon a full repayment of the hedged debt instruments. See Notes 5(f), 5(g) and 5(h).

(b)	Inventories, net

Represents an adjustment to increase the carrying value of Marel’s inventories by approximately $35.0 million to adjust to its preliminary estimated fair value. This estimated step-up is preliminary and is subject to change based upon a final determination of the fair value of the inventories at the close of the transaction. This step-up will be expensed to cost of products as the acquired inventory is sold, which is expected to occur within 12 months of the closing date of the Transaction. See Note 5(i).

(c)	Property, plant and equipment, net of accumulated depreciation

Represents an adjustment to eliminate Marel’s historical property, plant and equipment and to reflect the acquired property, plant and equipment at the estimated fair value of $523.0 million. The fair value was estimated using a cost approach based on the net book value of each asset class adjusted for (i) the current market replacement cost and (ii) the physical and technology attributes of the property, plant and equipment.

The following table summarizes the estimated fair values and useful life by asset class:

(in millions, except useful lives)	Preliminary fair value	Estimated Weighted Average Useful Life (in years)
Land and buildings	$373.0	24
Plant, equipment and IT hardware	122.0	7
Vehicles.	22.0	7
Construction in progress	6.0	N/A

Total acquired property, plant and equipment	$523.0
Removal of Marel’s historical property, plant and equipment	(363.1)

Pro forma net adjustment	$159.9

(d)	Intangible assets, net

Represents adjustments to eliminate Marel’s historical intangible assets and capitalized software costs recorded and to reflect the acquired identifiable intangible assets consisting of customer relationship, patents and developed technology, and trademarks at the estimated aggregate fair value of $2,150.0 million. The fair value of the acquired customer relationship intangible asset is estimated based on a multi-period excess earnings method which calculates the present value of the estimated revenues and net cash flows derived from it. A relief-from-royalty method is used to estimate the fair values the acquired trademarks and patents and developed technology, whereby the asset value is determined by reference to the value of the hypothetical royalty payments that would be saved through owning the asset, as compared with licensing the intangible asset from a third party.

The following table summarizes the fair values of Marel’s identifiable intangible assets and their estimated useful lives operations:

(in millions, except useful lives)	Preliminary fair value	Estimated Useful Life (in years)
Customer relationship	$1,460.0	20
Patents and acquired technology	430.0	20
Trademarks	260.0	30

Total acquired intangible assets	$2,150.0
Removal of Marel’s historical intangible assets	(440.6)

Pro forma net adjustment	$1,709.4

(e)	Goodwill

Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. Refer to the table in Note 4 above for the calculation of the fair value of consideration transferred in excess of the preliminary fair value of assets acquired and liabilities assumed based on the preliminary allocation of the estimated purchase consideration to the identifiable tangible and intangible asset acquired and liabilities assumed of Marel.

(in millions)	Preliminary fair value
Fair value of consideration transferred in excess of the preliminary fair value of assets acquired and liabilities assumed	$1,328.1
Removal of Marel’s historical goodwill	(925.0)

Pro forma net adjustment	$403.1

(f)	Other assets

The change in other assets was determined as follows:

(in millions)	Pro forma net adjustment
Removal of Marel’s historical capitalized software costs (1)	$(23.1)
Removal of Marel’s interest rate swap derivative assets (2)	(1.7)

Pro forma net adjustment	$(24.8)

(1)

Represents the derecognition of historical capitalized software costs recorded by Marel. The value associated with these assets is instead included within the estimated fair value of patents and acquired technology, which is presented separately within intangible assets, net. See Note 5(d).

(2)	Represents the required contractual termination of certain interest rate swaps held by Marel in connection with the expected repayment of Marel’s existing long-term debt as discussed in Note 5(h).

(g)	Other current liabilities

Represents an accrual of the Transaction Bonus of $3.3 million that is expected to be paid to certain members of Marel’s executive management and other employees who are eligible to receive a cash bonus to be paid in a single lump sum at the Offer Closing Time. This accrual reflects additional compensation cost to be recorded in the post-acquisition financial statements of the combined company. See Note 5(l).

(h)	Long-term debt

Represents adjustment to long-term debt of $903.7 million to reflect the repayment and settlement of the Long-term debt of Marel consisting of the Promissory Notes, Dutch Revolving Credit Facility, and term loans, net of unamortized deferred financing costs, which are expected to occur in connection with the closing of the Offer. See Note 6 for adjustments related to the Transaction Financing.

(i)	Other liabilities

Represents, in part, the derecognition of $0.3 million of derivative liabilities, which reflects the required contractual termination of certain interest rate swaps held by Marel in connection with the expected repayment of Marel’s existing long-term debt as discussed in Note 5(h).

Pro forma adjustments have also been made to reflect deferred taxes that are expected to arise as a result of the Transaction.

A pro forma adjustment to deferred taxes is recognized with other liabilities to reflect the anticipated income tax treatment of the Transaction resulting from pro forma fair value adjustments of the acquired assets and assumed liabilities based on an estimate of the applicable statutory tax rate of 25%. The income tax treatment determination is preliminary and subject to change depending on activities that have not occurred yet, including tax structuring, the form of the Merger or Squeeze-Out, finalization of tax elections, and other studies based on which certain tax basis and deductions may or may not be available. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-Transaction activities, including cash needs, the geographical mix of income and changes in tax law and finalization of the purchase price allocations. Because the tax rates used for the unaudited pro forma condensed combined financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to consummation of the Transaction. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities. The unaudited pro forma condensed combined financial information does not include adjustments for potential changes in the combined company’s ability to realize deferred tax assets.

(in millions)	Preliminary fair value step-up
Inventory (see Note 5(b))	$35.0
Property, plant and equipment (see Note 5(c))	159.9
Intangible assets (see Note 5(d))	1,709.4

Total pro forma fair value adjustment	$1,904.3
Statutory tax rate	25%

Pro forma adjustment–deferred income taxes	$476.1
Removal of Marel’s interest rate swap derivative liabilities	(0.3)

Pro forma net adjustment	$475.8

(j)	Stockholders’ equity

Represents adjustments to stockholders’ equity, which consist of the following:

(in millions)	Common stock and additional paid-in capital	Retained earnings	Accumulated other comprehensive loss
Elimination of Marel’s historical equity	$(476.1)	$(680.7)	$37.5
IFRS to GAAP adjustments (see Note 3)		82.0
JBT Offer Shares issued to Marel Shareholders	1,785.9
Estimated JBT Transaction costs (1)		(70.7)
Estimated Marel Transaction Bonus (2)		(3.3)
Vesting of JBT Director Restricted Stock Unit Awards (3)	0.1	(0.1)

Pro forma adjustment	$1,309.9	$(672.8)	$37.5

(1)	Represents estimated bank fees, financial advisory fees, and other professional fees and Transaction costs of JBT resulting in an adjustment to retained earnings. See Notes 5(a) and 5(l).

(2)

Represents accrual of the Transaction Bonus payable to certain members of Marel’s executive management team to be paid in a single lump sum following the closing of the Transaction and recorded by JBT as post-acquisition compensation cost. See Note 5(l).

(3)

Represents the accelerated recognition of compensation cost associated with those certain JBT Director Restricted Stock Unit Awards that will automatically become fully vested upon the completion of the Transaction as the transaction will be a “change in control” as defined in the 2017 Plan. See Note 5(l) as well as “JBT Director Restricted Stock Unit Awards” (subsection under section 6.11.1) for additional information.

Unaudited Pro Forma Condensed Combined Statement of Income

(k)	Cost of products

Represents adjustments to reflect additional pro forma expense associated with the preliminary estimate of the increase to the carrying value of Marel’s inventories to fair value in addition to the incremental depreciation expense and amortization expense from the fair value adjustments to property, plant and equipment and intangible assets, respectively.

(in millions)	For the six months ended 30 June 2024	For the year ended 31 December 2023
Inventory fair value step-up recognized through Cost of products (1)	$—	$35.0
Pro forma intangible asset amortization (2)	10.8	21.5
Pro forma tangible asset depreciation (3)	5.2	10.5
Removal of Marel historical depreciation	(7.6)	(14.6)

Pro forma adjustment	$8.4	$52.4

(1)	These costs are nonrecurring in nature and not anticipated to affect the condensed combined statement of income beyond twelve months after the closing of the Transaction.
(2)

Represents straight-line amortization of the estimated fair value of the acquired intangible asset for developed technology over its estimated useful life. See Note 5(d). A 10% change in the fair value of the acquired developed technology would cause a corresponding increase or decrease in the pro forma intangible asset amortization of approximately $1.1 million and $2.2 million for the six months ended 30 June 2024, and the year ended 31 December 2023, respectively.

(3)

Represents straight-line depreciation of the estimated fair value of the acquired property, plant and equipment over the estimated weighted average useful lives of those assets. See Note 5(c). Depreciation expense is allocated to cost of products and selling, general and administrative expense based upon the nature of the activities associated with the use of the acquired tangible assets. A 10% change in the fair value of the acquired tangible assets would cause a corresponding increase or decrease in the pro forma depreciation of approximately $0.5 million and $1.0 million recorded to cost of products for the six months ended 30 June 2024, and the year ended 31 December 2023, respectively.

(l)	Selling, general and administrative expense

Represents the adjustments to selling, general and administrative expense (“SG&A”) associated with the preliminary estimate of the fair value of acquired property, plant and equipment and intangible assets, which are recurring in nature, as well as incremental pro forma expense for estimated transactions costs, transaction bonuses, and incremental compensation cost for JBT to be incurred in connection with the Transaction, which are nonrecurring in nature and will not affect the condensed combined statement of income beyond twelve months after the closing of the Transaction.

(in millions)	For the six months ended 30 June 2024	For the year ended 31 December 2023
Estimated JBT Transaction costs (1)	$—	$70.7
Estimated Marel Transaction Bonus (1)	—	3.3
Vesting of JBT Director Restricted Stock Unit Awards (1)	—	0.1
Pro forma adjusted depreciation, net (see below)	(0.3)	(1.0)
Pro forma adjusted amortization, net (see below)	22.6	42.6

Pro forma adjustment	$22.3	$115.7

(1)	See footnote 5(j) for additional description of this transaction accounting adjustment.

Depreciation of acquired property, plant and equipment

(in millions)	For the six months ended 30 June 2024	For the year ended 31 December 2023
Pro forma tangible asset depreciation (1)	$7.5	$15.0
Removal of Marel historical depreciation	(7.8)	(16.0)

Pro forma net adjusted depreciation	$(0.3)	$(1.0)

(1)

Represents straight-line depreciation of the estimated fair value of the acquired property, plant and equipment over the estimated weighted average useful lives of those assets. See Note 5(c). Depreciation expense is allocated to cost of products and SG&A based upon the nature of the activities associated with the use of the acquired tangible assets. A 10% change in the fair value of the acquired tangible assets would cause a corresponding increase or decrease in the pro forma depreciation of approximately $0.8 million and $1.5 million recorded to SG&A for the six months ended 30 June 2024, and the year ended 31 December 2023, respectively.

Pro forma tangible asset depreciation reflects the revised depreciation of property, plant and equipment assets arising from the Transaction and is based on management’s preliminary estimate of useful lives and future production. JBT has historically depreciated all asset classes of property, plant and equipment on a straight-line basis. The amount of depreciation expense recognized following the close of the Transaction may differ significantly between periods based upon the final fair value assigned and depreciation methodology used for each category of property, plant and equipment.

Amortization of acquired intangible assets

(in millions)	For the six months ended 30 June 2024	For the year ended 31 December 2023
Pro forma intangible asset amortization (1)	$40.8	$81.7
Removal of Marel historical amortization	(18.2)	(39.1)

Pro forma net adjusted amortization	$22.6	$42.6

(1)

Represents straight-line amortization of the estimated fair value of the intangible assets for trade names and customer relationships over the estimated useful life of 30 years and 20 years, respectively. See Note 5(d).

Pro forma intangible asset amortization reflects the revised amortization of intangible assets arising from the Transaction and is based on JBT management’s preliminary estimate of useful lives. JBT has historically amortized all asset classes of intangible assets on a straight-line basis. A 10% change in the valuation of the acquired trade name and customer relationship intangible assets would cause a corresponding increase or decrease in the pro forma amortization expense of approximately $4.1 million for the six months ended 30 June 2024 and $8.2 million for the year ended 31 December 2023. The amount of amortization expense recognized following the close of the transaction may differ significantly between periods based upon the final fair value assigned, the final determination of useful lives and amortization methodology used for each intangible asset.

(m)	Interest expense, net

Represents a decrease in interest expense for the six months ended 30 June 2024 and the year ended 31 December 2023 as a result of the repayment of Marel’s Promissory Notes, revolving credit facility and term loans. Refer to Note 6 below for an incremental adjustment made to interest expense to recognize the pro forma impact of the Transaction Financing.

Adjustments to interest expense for the six months ended 30 June 2024, and the year ended 31 December 2023 are as follows:

(in millions)	For the six months ended 30 June 2024	For the year ended 31 December 2023
Removal of interest expense on repaid Marel borrowings	$(28.3)	$(53.8)
Removal of unamortized deferred financing costs on repaid Marel borrowings	(1.1)	(1.9)

Removal of interest on terminated Marel interest rate swaps (1)	1.7	4.0

Pro forma net adjusted interest expense	$(27.7)	$51.7

(1)

Represents an adjustment to reverse amounts Marel had recognized as interest income in connection with interest rate swaps used by Marel to apply cash flow hedge accounting treatment to forecasted payments of interest on Marel’s long-term debt. See Notes 5(f) and 5(i).

(n)	Income Taxes

Represents an estimate of the income tax impacts of the Transaction on the statements of comprehensive income. The taxes associated with the estimated pro forma adjustments reflect an estimated statutory rate of 25% and a preliminary estimate of the deductibility of certain transaction-related costs. Although not reflected in the unaudited pro forma condensed combined financial information, the effective tax rate of the combined company could be different than JBT’s historical effective tax rate (either higher or lower) depending on various factors, including post-Transaction activities.

(o)	Net earnings per share

Unaudited pro forma earnings per share calculations are based on the consolidated pro forma weighted average shares outstanding of JBT. The pro forma weighted average shares outstanding are a combination of historical JBT Shares and JBT Offer Shares issued as Transaction consideration. The number of shares used in computing diluted net loss per share for the combined company equals the number of shares used in computing basic net loss per shares, as the result would otherwise be antidilutive.

(in millions, except per share data)	For the six months ended 30 June 2024	For the year ended 31 December 2023
Pro forma net income	$2.8	$(79.4)
Historical JBT Shares used in computing pro forma earnings per share
Basic	32.0	32.0
Diluted	32.2	32.1
JBT Offer Shares issued in the Transaction	19.9	19.9
Pro forma shares used in computing pro forma earnings per share
Basic	52.0	51.9
Diluted	52.1	51.9
Pro forma earnings per share
Basic	$0.05	$(1.53)
Diluted	$0.05	$(1.53)

Note 6. Transaction Financing Adjustments

JBT plans to fund the cash portion of the Transaction through a combination of cash on hand of approximately $506.1 million and debt financing. JBT anticipates the need for debt financing of approximately $1,651.7 million to (i) pay the cash consideration in the Offer, (ii) repay certain existing indebtedness of Marel and settle existing Marel interest rate swaps, and (iii) pay Transaction costs, which include bank fees, financial advisory fees and other professional fees and are currently expected to be approximately $70.7 million.

The timing and form of borrowings is currently unknown but may include a draw down on the Existing JBT Revolving Credit Facility, the incurrence of indebtedness through the issuance of secured and/or unsecured financing and/or a short-term bridge loan facility. The exact timing and structure of this financing is currently unknown. As the terms of the Bridge Credit Agreement are the best available information, the Transaction Financing adjustments are calculated based on the terms of the Bridge Credit Agreement. These assumptions and expectations are subject to change, and the duration fees and debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing and inputs to interest rate determination on debt instruments issued.

a)

Represents an increase in cash and cash equivalents and long-term debt for additional expected borrowings, net of deferred financing costs of $25.3 million. The unaudited pro forma condensed combined balance sheet presents these borrowings as long-term debt under the assumption that JBT has the intent and ability to replace the Bridge Credit Agreement with long-term debt financing prior to the Offer Closing Time.

b)

Represents the reversal of net deferred financing costs of $5.9 million capitalized as a deferred charge in JBT’s 30 June 2024 balance sheet in connection with the Bridge Credit Agreement. For the pro forma condensed combined financial information, the deferred financing costs related to the Bridge Credit Agreement have been reversed, and instead shown as a reduction of the initial carrying amount of the long-term indebtedness associated with the Transaction Financing. See Notes 6(a) and 6(c).

c)

Represents an increase in interest expense related to the incremental borrowings. In determining pro forma interest expense, JBT applied an estimated interest rate of 5.77% per annum for borrowings expected to be used to fund the Transaction, derived from the three-month EURIBOR as of 6 August

2024, plus a margin of 2.25% per annum, increasing by 0.50% per annum at the end of each successive 90 day period after the initial borrowing date, which is consistent with the terms of the Bridge Credit Agreement. Because the financing under the Bridge Credit Agreement matures 364 days after funding, the pro forma condensed combined statement of income for the six months ended 30 June 2024 assumes replacement financing at the same interest rate that exists immediately prior to the maturity of the Bridge Credit Agreement. For the six months ended 30 June 2024, JBT did not assume any deferred financing costs or other fees in connection with the expected replacement financing.

(in millions)	For the six months ended 30 June 2024	For the year ended 31 December 2023
Estimated interest expense	$64.2	$109.2
Duration fees (1)	—	49.6
Amortization of deferred financing costs (2)(3)	(1.2)	25.3

Pro forma adjustment	$63.0	$184.1

(1)

Represents duration fees stipulated by the Bridge Credit Agreement of 0.75%, 1.00% and 1.25% of the amounts outstanding under the bridge facility, payable at 90 days, 180 days and 270 days after the Offer Closing Time, respectively. The duration fee assumes the bridge financing was obtained on 1 January 2023, and remained outstanding for the 364-day maturity of the bridge financing.

(2)

Assumes deferred financing costs of $25.3 million associated with the bridge financing were capitalized on 1 January 2023, and fully amortized through the 364 day maturity of the bridge financing. A hypothetical 1/8 percentage point increase/decrease in the weighted average interest rate used would result in an increase/decrease of approximately $1.0 million in pro forma interest expense for the six months ended 30 June 2024 and $2.1 million in pro forma interest expense for the year ended 31 December 2023.

(3)

Represents an adjustment to reverse interest expense of $1.2 million recognized by JBT due to the amortization of capitalized deferred financing costs of $7.1 million incurred in connection with the Bridge Credit Agreement for the six months ended 30 June 2024. See Note 6(b).

d)	Income tax effects on the financing adjustments were calculated based on the U.S. federal statutory rate of 25%.

17.4	Independent practitioner’s assurance report on the compilation of pro forma financial information included in the Prospectus

To the John Bean Technologies Corporation board of directors

Report on the compilation of pro forma financial information included in the Prospectus

We have completed our assurance engagement to report on the compilation of pro forma financial information of the combined group by the John Bean Technologies Corporation board of directors (‘JBT Board’). The unaudited pro forma financial information consists of an unaudited pro forma condensed combined statement of income for the twelve months ended December 31, 2023 and for the six months ended June 30, 2024, and an unaudited pro forma condensed combined balance sheet as of June 30, 2024 and related notes as set out the unaudited pro forma financial information approved by the JBT Board on July 31, 2024. The applicable criteria on the basis of which the JBT Board has compiled the pro forma financial information are specified in Annex 20 of the Commission Delegated Regulation (EU) 2019/980 and described in note 1 in the pro forma financial information (the “Applicable Criteria”).

The unaudited pro forma financial information has been compiled by the JBT Board to illustrate the impact of the Transaction on JBT’s consolidated statement of financial position at June 30, 2024 and its consolidated statement of income for the financial year ended December 31, 2023 and the six months ended June 30, 2024 as if the Transaction had taken place at January 1, 2023. As part of this process, information about Marel’s financial position and financial performance has been extracted by the JBT Board from Marel’s audited consolidated financial statements for the financial year ended December 31, 2023, on which an audit report has been published, and Marel’s unaudited consolidated financial statements for the six months ended June 30, 2024.

The JBT Board‘s responsibility for the pro forma financial information

The JBT Board is responsible for compiling the pro forma financial information on the basis of the Applicable Criteria.

Our independence and quality management

We have complied with the independence and other ethical requirements of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies International Standard on Quality Management 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Practitioner’s responsibilities

Our responsibility is to express an opinion as required by the Commission Delegated Regulation (EU) 2019/980, about whether the unaudited pro forma financial has been compiled, in all material respects, by the JBT Board on the basis of the Applicable Criteria.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus, issued by the International Auditing and Assurance Standards Board. This standard requires that the practitioner plan and perform procedures to obtain reasonable assurance about whether the JBT Board has compiled, in all material respects, the pro forma financial information on the basis of the Applicable Criteria.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the unaudited pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of pro forma financial information included in the Prospectus is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction at June 30, 2024 would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the Applicable Criteria involves performing procedures to assess whether the Applicable Criteria used by the JBT Board the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

•	The related pro forma adjustments give appropriate effect to those criteria; and

•	the pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the practitioner’s judgment, having regard to the practitioner’s understanding of the nature of the company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the pro forma financial information has been compiled, in all material respects, on the basis of the Applicable Criteria.

Report on other legal or regulatory requirements

This report has been issued solely in connection with the proposed Transaction as set out in the Prospectus issued by JBT and the Offeror. Therefore, this report is not intended to be used in other jurisdictions and should not be used or relied upon for any other purpose.

August 9, 2024

PricewaterhouseCoopers ehf.

Bryndís Björk Guðjónsdóttir

State authorized public accountant

/s/ Bryndís Björk Guðjónsdóttir

•	Section 35 – Information Incorporated by Reference (pages 353-354)

The below reference shall be added:

Document/information	Page(s) in reference document

JBT’s Quarterly Report on Form 10-Q for the quarterly period ended 30 June 2024, filed with the SEC on 31 July 2024

(https://www.sec.gov/Archives/edgar/data/1433660/000143366024000035/jbt-20240630.htm)

All document

Marel’s unaudited condensed consolidated interim financial statements as of 30 June 2024 and for the six-month periods ended 30 June 2024 and 30 June 2023

(https://storage.mfn.se/a8d636ae-ce42-4a1e-b5f0-def063faf892/marel-q2-2024-condensed-consolidated-interim-financial-statements.pdf)

3-22

9 August 2024

For and on behalf of John Bean Technologies Corporation:

Brian A. Deck, President and Chief Executive Officer	/s/ Brian A. Deck

For and on behalf of John Bean Technologies Europe B.V.:

Sherri Nicole Speaks, Managing Director	/s/ Sherri Nicole Speaks

Noah Nathaniel Popp, Managing Director	/s/ Noah Nathaniel Popp

Olaf Sijrier, Managing Director	/s/ Olaf Sijrier

Bram Jasper Bergsma, Managing Director	/s/ Bram Jasper Bergsma